AECOM 1999 Avenue of the Stars Suite 2600 Los Angeles, CA 90067 www.aecom.com	213.593.8000 213.593.8730	tel fax

February 25, 2016

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

1 Station Place, N.E., Stop 7010

Washington, D.C. 20549

Re:	AECOM
Form 10-K for Fiscal Year Ended September 30, 2015
Filed November 25, 2015
File No. 0-52423

Dear Mr. O’Brien:

This letter is in response to the comment letter, dated February 4, 2016, of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced filing (the “Filing”) for AECOM (the “Company”).  To assist your review, we have retyped the text of the Staff’s comments in italics below.

Form 10-K for the fiscal year ended September 30, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36 Critical Accounting Policies, page 39

1.              We note your response and draft disclosure you provided in response to comment 2 in our letter dated December 17, 2015. As previously requested, please expand your disclosures to provide investors with an understanding of the specific positive and negative evidence considered for each of the deferred tax assets that are considered not more likely than not to be realized. It should also be clear from your disclosure what specific facts and circumstances would need to occur to reverse the valuation allowances recognized. Please refer to ASC 740-10-30-16 through 30-25 and Section 501.14 of the Financial Reporting Codification for guidance.

AECOM’s Response to Question #1:

The following disclosure provides additional information regarding the specific positive and negative evidence considered by the Company in evaluating its valuation allowances for deferred tax assets.   The response focuses on the four significant jurisdictions contributing to the valuation allowance, which are the United Kingdom, Canada, the United States and Australia.  The below underlined text reflects the form of additional language that the Company proposes to include in its income taxes footnote to its consolidated financial statements in its next Form 10-K, and comparable language will be included in other future filings, if applicable:

As of September 30, 2015 and 2014, gross deferred tax assets were $896.7 million and $367.1 million, respectively. The Company recorded a valuation allowance of approximately $239.4 million and $27.1 million as of  September 30, 2015 and 2014, respectively, primarily related to state and foreign net operating loss carry forwards, credits and deferred tax assets related to certain pension obligations (primarily in the United Kingdom,  Canada, the United States and Australia).  The valuation allowances in all other tax jurisdictions are individually immaterial and are made up of predominantly foreign net operating losses in tax jurisdictions with a cumulative history of losses.

The Company has performed an assessment of positive and negative evidence, including the nature, frequency, and severity of cumulative financial reporting losses in recent years, the future reversal of existing temporary differences, predictability of future taxable income exclusive of reversing temporary differences of the character necessary to realize the asset, relevant carry forward periods, taxable income in carry-back years if carry-back is permitted under tax law, and prudent and feasible tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax asset that would otherwise expire. Although realization is not assured, based on the Company’s assessment, the Company has concluded that it is more likely than not that the remaining gross deferred tax asset (exclusive of deferred tax liabilities) of $657.3 million will be realized and, as such, no additional valuation allowance has been provided. The increase in the valuation allowance of $212 million is primarily ($182 million) attributable to the acquisition of URS.

The majority of the $182 million balance related to the URS acquisition is related to valuation allowances recorded against foreign net operating losses and tax credit carryforwards and deferred tax assets related to the pension obligation, consistent with those described above.  Tax jurisdictions largely contributing to the URS related valuation allowance include $103 million recorded for the United Kingdom, $34 million recorded for Canada, $9.3 million recorded for the United States and $7.8 million recorded for Australia.  In its determination of the realizability of its deferred tax assets, the Company evaluated positive evidence consisting of positive earnings trends over a sustainable period, positive economic conditions in the industries we operate in, possible prudent and feasible tax planning strategies (net of costs to implement the tax planning strategies) and actual usage of net operating loss and tax credit carryforwards.  The Company also evaluated negative evidence consisting of significant net operating loss carryforwards, the cumulative history of losses in recent years, restriction on usage of losses under relevant tax laws, projections of future operations and economic downturns in the industries that we operate in.  This evaluation was conducted on a tax jurisdictional basis or legal entity basis, as applicable, and based on the weighing of all positive and negative evidence a determination was made as to the realizability of the deferred tax assets on that same basis.  The Company would reverse its valuation allowance in a particular tax jurisdiction if the positive evidence examined, such as projected and sustainable earnings or a tax-planning strategy that allows for the usage of the deferred tax asset, is sufficient to overcome significant negative evidence, such as large net operating loss carryforwards or a cumulative history of losses in recent years.  Given the current and forecasted earnings trend in the United Kingdom, sufficient positive evidence in the form of sustained earnings may become available in 2016 to release all or a portion of the related valuation allowance.  Certain operations in Canada and Australia continue to forecast losses and the valuation allowances could be reduced if the earnings trends reverse. In the United States, the valued deferred tax assets have a restricted life or use under relevant tax law and therefore, it is unlikely that the valuation allowance related to these assets will reverse.  In addition, the Company is continually investigating tax planning strategies that, if prudent and feasible, may be implemented to realize a deferred tax asset that would otherwise expire unutilized.  The identification and internal/external approval (as relevant) of such a prudent and feasible tax planning strategy could cause a reduction in the valuation allowance, net of any costs to implement the strategy.

Note 1 — Significant Accounting Policies, Revenue Recognition, page75

2.              We note your response to comment 5 in our letter dated December 17, 2015, in which you note the presentation is based on the terms of the contracts, while “service” refers to the type of work performed under the contract. Please helps us better understand the components of your revenue recognition accounting policy. Specifically, please tell us the distinction you are drawing between the following portions of your accounting policy:

•                  Generally use a cost-to-cost approach when applying the percentage-of-completion method of revenue recognition; and

•                  “Service-related contracts, including operations and maintenance services and a variety of technical assistance services, are accounted for over the period of performance, in proportion to the costs of performance”.

AECOM’s Response to Question #2:

The Company’s revenue recognition accounting policy footnote discusses its accounting for contracts that fall under the percentage-of-completion method of revenue recognition, and for service contracts that do not.  The Company applies the guidance of ASC 605-35-15-4(j), which states “service transactions between a seller and a purchaser in which, for a mutually agreed price, the seller performs, and agrees to perform at a later date, or agrees to maintain readiness to perform an act or acts, including permitting others to use entity resources that do not alone produce a tangible commodity or product as the principal intended result” are not covered by the guidance within ASC 605-35.  Thus, the accounting policy footnote makes the distinction between engineering and construction contracts that fall under the scope of ASC 605-35 and service contracts that do not.   The below underlined text reflects the form of additional language that the Company proposes to include in its next Form 10-K revenue recognition accounting policy footnote, and comparable language will be included in other future filings, as applicable:

Service-Related Contracts

Service-Related.    Service-related contracts that are not within the scope of our revenue recognition policies under the percentage-of-completion method, including operations and maintenance services and a variety of technical assistance services, are accounted for over the period of performance, in proportion to the costs of performance.

Note 19- Commitments and Contingencies, page 113

3.              We note your response to comment 12 from our letter dated December 17, 2015. Please disclose (1) whether your reasonably possible loss disclosures are on a gross basis or netted with any third party recoveries and (2) your accounting policy for recognizing gain contingencies. Please also confirm to us that you are recognizing your loss and gain contingencies accruals on gross basis.

AECOM’s Response to Question #3:

The Company respectfully advises the Staff that it follows the definition of gain contingencies in accordance with ASC 450-30-20 such that only the amounts that are anticipated to be recovered in excess of the anticipated loss are considered gain contingencies.  The Company accounts for this excess amount in accordance with ASC 450-30-20-1 and does not record gain contingencies until they are realized.

The Company does not consider insurance recoveries up to the amount of recognized losses to be gain contingencies.  Insurance recoveries are recognized up to the amount of loss recognized if recovery is probable.  If the loss has not been recognized because it is only reasonably possible, any recoveries are considered for disclosure purposes.

The Company assesses the materiality of any reasonably possible loss disclosures on a gross basis.

The Company recognizes losses associated with insured matters net of insurance recoveries when the Company believes that there are no factors that would restrict it from realizing insurance recoveries.  In making its recoverability assessments, the Company considers whether the insurance carrier has accepted the claim and has become responsible for the loss, whether settlement authority has been given to the Company by the insurance carrier, and the creditworthiness of the insurance carrier.  The effect of contractually enforceable rights to recoveries from insurance carriers generally has offset the Company’s exposure to legal and project matters.  The Company does not expect any material contingencies, uncertainties or limitations associated with recoveries under its insurance contracts.  Further, based on the Company’s historical experience, as well as ongoing communications with its insurance carriers, the Company does not believe that there are any material factors that would restrict it from realizing its current material insurance recoveries.

Closing

In accordance with your letter, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (213) 593-7758 with any questions or comments you may have regarding this letter.

Very truly yours,

/s/ W. Troy Rudd

W. Troy Rudd

Executive Vice President and Chief Financial Officer

cc:      Michael S. Burke, Chief Executive Officer, AECOM

David Y. Gan, Senior Vice President, Assistant General Counsel, AECOM